                                 United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          MicroTel International, Inc.
                                (Name of Issuer)

                         Common Stock, $.0033 par value
                         (Title of Class of Securities)

                                   59514K209
                                 (CUSIP Number)


             Thomas P. Gallagher, Esq., Gallagher, Briody & Butler
          212 Carnegie Center, Suite 402, Princeton, New Jersey 08540
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 MARCH 26, 1997
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(b)(3) or (4), check the following box [].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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                                  SCHEDULE 13D

=======================
 CUSIP No. 59514K209


=======================


--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      BNZ, INC.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (see instructions)
        OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                            []
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
      Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                 7      SOLE VOTING POWER
    NUMBER OF                      638,650
     SHARES     ----------------------------------------------------------------
  BENEFICIALLY   8      SHARED VOTING POWER
    OWNED BY                       - 0 -
      EACH      ----------------------------------------------------------------
   REPORTING     9      SOLE DISPOSITIVE POWER
     PERSON                        638,650
      WITH      ----------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER
                                   - 0 -
--------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                638,650
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (See Instructions)                             []
--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.863%
--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------


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Item 1   Security and Issuer.

         This statement on Schedule 13D relates to the common stock, $.0033 par value of MicroTel International, Inc. (the "Issuer"). The address of the principal executive office of the Issuer is 4920 E. Brickell Street, Ontario, California 91761.


Item 2   Identity and Background.

         (a) This statement is being filed by BNZ, Inc., a California corporation ("BNZ"). BNZ directly owns 638,650 shares of the Issuer's outstanding common stock (the "Shares"). BNZ is referred to herein as the Reporting Person.

         (b) The business address of BNZ and Robert J. Bertrand, its sole shareholder and President is 310 East 4th Avenue, P.O. Box 1085, La Habra, California 90631.

         (c)  See Item (b).

         (d) and (e) Neither BNZ, nor Mr. Bertrand, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  BNZ is a California corporation.  Mr. Bertrand is a U.S. citizen.


Item 3   Source and Amount of Funds or Other Consideration

         On March 26, 1997, XIT Acquisition, Inc. ("Acquisition"), a wholly owned subsidiary of the Issuer merged with and into XIT Corporation, a New Jersey corporation (formerly named XCEL Corporation) ("XIT"), a privately held company, with XIT as the surviving corporation (the "Merger"). In connection with the Merger, each outstanding share of XIT Common Stock was cancelled and the holders of such XIT shares received the number of shares of the Issuer's common stock such that the shareholders, option holders and warrant holders of XIT own or have the right to acquire, in the aggregate, 65% of the outstanding shares of the Issuer on a fully diluted basis. In the Merger, the Issuer issued to such XIT shareholders 6,119,215 shares of the Issuer's common stock in the aggregate. The Merger Agreement dated as of December 31, 1996 (the "Merger Agreement") was filed as Exhibit 1 to Item 2 of the Report on Form 8-K filed by the Issuer on January 21, 1997 which is incorporated herein by reference.


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Item 4   Purpose of Transaction

         (a), (b), (d)    As described in Item 3, BNZ acquired 638,650 shares
of the Issuer's common stock pursuant to the terms of the Merger. Upon completion of the Merger, except for Jack E. Talan, the Issuer's current directors resigned and were replaced by new directors designated by XIT. The change in the membership of the Board of Directors of the Issuer was described in an Information Statement filed with the United States Securities and Exchange Commission on March 12, 1997, pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder. None of the Reporting Persons have any plans or proposals which relate to Items 4(c), or any plans or proposals which relate to Items 4(e) through and including (j).


Item 5   Interest in Securities of the Issuer.

         (a) With the consummation of the Merger, there are 9,305,242 shares of the Issuer's common stock outstanding. BNZ directly owns 638,650 Shares of the Issuer's common stock, or 6.863%.

         (b) The Shares are directly owned by BNZ. Robert J. Bertrand, as the President of BNZ, has the right to vote the Shares. Robert J. Bertrand, as the President of BNZ, has the right to dispose or direct the disposition of the Shares.

         (c) Other than the Shares acquired in the Merger, BNZ did not effect any transaction in the common stock of the Issuer during the past sixty days.

         (d), (e)   Not applicable.


Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.


Item 7   Material to be Filed as Exhibits.

         Exhibit 1 -- The Merger Agreement has been previously filed and is incorporated herein by reference. (See Item 3 above).


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                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   April 4, 1997                 BNZ, INC.



                                       By:  /s/  Robert J. Bertrand
                                          --------------------------------
                                          Name:  Robert J. Bertrand
                                          Title: President